Filed by Onstream Media Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934.
Subject Company: Narrowstep, Inc.
Commission File No.: 333-108632

This filing consists of the textual representation of a webcast conference call held on February 18, 2009 at which management of Onstream Media Corporation (“Onstream or the “Company”) presented prepared remarks about its results for the three months ended December 31, 2008, which remarks also included information regarding Onstream’s proposed acquisition of Narrowstep, Inc. (“Narrowstep”) pursuant to the Agreement and Plan of Merger entered into on May 29, 2008 and amended on August 13, 2008  and September 15, 2008 (the “Merger Agreement”), by and among Onstream, Narrowstep and W. Austin Lewis IV, as stockholder representative (for the Narrowstep stockholders).

Cautionary Note Regarding Forward Looking Statements

Certain statements in this document and elsewhere by Onstream Media are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes, without limitation, the business outlook, assessment of market conditions, anticipated financial and operating results, strategies, future plans, contingencies and contemplated transactions of the company. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to actual results of company operations, or the performance or achievements of the company or industry results, to differ materially from those expressed, or implied by the forward-looking statements. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied for the forward- looking statements include, but are not limited to fluctuations in demand; changes to economic growth in the U.S. economy; government policies and regulations, including, but not limited to those affecting the Internet. Onstream Media undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. Actual results, performance or achievements could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in Onstream Media Corporation's filings with the Securities and Exchange Commission.

Additional Information and Where to Find It

Onstream has filed with the SEC a Registration Statement on Form S-4, which includes a joint proxy statement/prospectus of Onstream and Narrowstep and other relevant materials in connection with the proposed transaction. ONCE DECLARED EFFECTIVE BY THE SEC, THE JOINT PROXY STATEMENT/PROSPECTUS WILL BE MAILED TO THE STOCKHOLDERS OF ONSTREAM AND NARROWSTEP. INVESTORS AND SECURITY HOLDERS OF ONSTREAM AND NARROWSTEP ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ONSTREAM, NARROWSTEP AND THE PROPOSED TRANSACTION. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Onstream or Narrowstep with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov.  Investors and security holders may obtain free copies of the documents filed with the SEC by Narrowstep at narrowstep.com or by contacting Narrowstep Investor Relations via telephone at (609) 945-1772. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Onstream at www.onstreammedia.com or by contacting Onstream’s Investor Relations via telephone at 646-536-7331. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

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Narrowstep and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Narrowstep and Onstream in favor of the proposed transaction. Information about the directors and executive officers of Narrowstep and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus.

Onstream and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Onstream and Narrowstep in favor of the proposed transaction. Information about the directors and executive officers of Onstream and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus.

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SLIDE 1 – Q1 FISCAL 2009 CONFERENCE CALL

OPERATOR:  Good afternoon and welcome to the Onstream Media Corporation conference call to discuss the Company’s fiscal 2009 first quarter financial results.  All participants have been placed on a listen-only mode and the floor will be opened for questions and comments following the presentation.  If you should require assistance throughout this conference, please press star, zero to reach a live operator.  At this time, I would like to turn the floor over to your host, Jeff Stanlis of Hayden IR.  Sir you may begin.

SLIDE 2 - SAFE HARBOR STATEMENT

JEFF STANLIS:  Thank you.  Good afternoon and welcome to the Onstream Media conference call.  I would like to point out that during the course of the conference call, there may be statements made relating to future results of the Company that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Actual results, performance or achievements could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in the Company’s filings with the Securities and Exchange Commission.

It should also be noted that the webcast of today’s conference call may be found on the Internet by visiting Onstream Media’s corporate website at www.onstreammedia.com and then selecting Company at the top of the web page and then clicking on Press Releases.  At that web page, you will find a link to the news release we issued to announce the Company’s fiscal 2009 first quarter financial results and webcast.  An archived version of the webcast will shortly be accessible from the press releases page and will be available for the next 12 months, pursuant to SEC guidelines.

Finally, those interested in reviewing our recently filed 10-Q, which contains all of the financial information being discussed today, can find the document also via our corporate website by selecting Company and under that heading, Investor Relations, and then clicking on SEC filings where all of the Company’s recent SEC filings can be found, as well as the EDGAR database directly at www.sec.gov and then search for Company filings.

SLIDE 3 – JOINT PROXY STATEMENT

In addition, Onstream has filed with the SEC a registration statement on Form S-4, which includes a joint proxy statement plus prospectus of Onstream and Narrowstep, and other relevant materials in connection with the proposed transaction.  Investors and security holders may obtain free copies of the documents filed with the SEC by Onstream at www.onstreammedia.com or by contacting Onstream’s investor relations via telephone at 646-536-7331.

Investors and securities holders are urged to read the joint proxy statement prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.  Please refer to the slide for additional information.  At this time, I would like to introduce Randy Selman, President and Chief Executive Officer of Onstream Media.

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SLIDE 4 – Q1 FISCAL 2009 HIGHLIGHTS AND AGENDA

RANDY SELMAN:  Good afternoon and thank you for joining us.  Today, we will review our results for the first quarter of fiscal 2009 for the period ending December 31, 2008.  We will also update our overall strategic progress and the outlook for fiscal 2009.  With me today is our Chief Financial Officer, Robert Tomlinson.

Hopefully you have all had the opportunity to review our financial results which were released yesterday after the close of the market.

As I discussed in the last call, we are focused on improving our operational efficiency as we continue to grow our business during fiscal 2009.  Fiscal 2008 and fiscal 2009 was and will continue to be a period of investment for Onstream.  In 2008, we increased our research and development expenditures to finalize several new technologies and product offerings.  Although some reductions were achieved during the month of February, much of our investment and R&D will continue through the balance of 2009.  Overall, the Company was able to accelerate expense reduction in other areas of the business creating a potential savings of almost $200,000 per quarter beginning in the current quarter with the full effect being achieved in the third quarter.  Let me also point out that during our first quarter, two notable expenses in the aggregate amount of $228,000 related to the accrual for unused vacation expenses and to the cost of our annual audit resulted in a higher number reported as cash used in operations for the first quarter as compared to the fourth quarter of fiscal 2008.  For our first fiscal quarter of 2009, as compared to the fourth quarter of fiscal 2008, we saw year over year increases in our gross profit both in whole dollars and as a percent of revenue and excluding the impact of the goodwill impairment charge we narrowed our net loss as compared to the first quarter of fiscal 2008.

Both of these accomplishments were in spite of essentially flat revenue and as I stated in the press release, the flat revenue was primarily due to less business days during the quarter as a result of the holiday season which will not be the case for the second quarter and the balance of fiscal 2009.  Already, during fiscal 2009, we have provided services to three new state governments - Louisiana, Oklahoma, and New York - and several new commercial customers including a major opinion polling and research organization, a webcaster of popular music concerts and a world-leading pharmaceutical company.  In addition, we added two new webcasting resellers and seven webconferencing resellers and believe these new distributors, along with the upgraded iEncode products scheduled for release in March will also add incremental volume in the remaining quarters in the fiscal year.  While progress is clearly taking longer than we expected especially in some of our key catalysts, we have not been significantly affected by the economic downturn and, therefore, we still believe we are well-positioned to achieve our goals during the remainder of fiscal 2009.  Although there are usually some non-recurring costs in each quarter with the anticipated increase in revenues and the cost cuts I just mentioned, positive cash flow should be attainable in the current or next fiscal quarter. Now, let me turn this over to Robert for the review of the financials.  Robert?

SLIDE 5 – COMPARATIVE REVENUES – Q1 FY 2009

ROBERT TOMLINSON:  Thank you, Randy.  Good afternoon.  As you can see on this slide our consolidated operating revenue was approximately $4.4 million for the three months ended December 31, 2008, a decrease of approximately $73,000 or approximately two percent from the approximately $4.5 million in the corresponding quarter in the prior fiscal year.  To break this down further, the Audio and Web Conferencing Group revenues were approximately $2.3 million for the first quarter, a decrease of approximately $122,000 or five percent from the corresponding prior fiscal year quarter.  Digital Media Services Group revenues were approximately $2 million for the three months ended December 31, 2008 which represented an increase of approximately $49,000 or 2.5 percent over the corresponding quarter of the prior fiscal year.  This increase was due to an increase in DMSP and hosting division revenues partially offset by decreased Webcasting division revenues.  Smart Encoding’s hosting revenues increased 55.1 percent due to increased hosting and bandwidth charges to certain larger DMSP customers serviced by that division.  And DMSP revenues increased 93.7 percent reflecting an increase in store and stream business.  We have continued to grow this division and had 295 store and stream and large hosting customers as of December 31, 2008, up from approximately 149 customers one year previous to that, and up sequentially from 268 at the end of September 2008.

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SLIDE 6 – COMPARATIVE PERFORMANCE – Q1 FY 2009

This slide shows the highlights of our first quarter 2009 financial results.  As you can see, our gross margin percentage was 67.7 percent compared to 70 percent in the first quarter of last fiscal year.  The year-over-year decline was primarily due to a lower gross margin percentage from the Audio and Web Conferencing Services Group.  A primary reason for this decrease was the October 2008 implementation at our Infinite division of an order by the Federal Communications Commission that required conferencing companies to charge and remit Universal Service Fund, USF, contribution payments on customer usage associated with conference calls, which had an adverse impact on our previous pricing structure.  In spite of the year-over-year decline in our gross margin percentage, also note that the 67.7 percent represents a 270 basis point sequential increase from the gross margin percentage of 65 percent as recorded in the first quarter of the fiscal 2008.  The net loss for the first quarter of fiscal 2009 was approximately $7.1 million or 17 cents loss per share.  Although this is approximately $5.4 million increase in the loss as compared to the $1.7 million loss for the first quarter of the previous fiscal year, the entire increase in that loss is accounted for by a $5.5 million non-cash charge for impairment of goodwill and other intangible assets versus no such charge in the previous year.

The applicable accounting rules require regular testing of goodwill and other intangible assets for impairment.  Although our testing of the reporting units during the prior year indicated that the fair value of the goodwill and other intangible assets exceeded their recorded carrying value, during this most recent quarter, it was noted that as a result of recent substantial volatility in the capital markets the Company’s stock price and market value had decreased significantly and as of December 31, 2008, the Company’s market capitalization was determined to be less than its net book value - in other words, stockholders’ equity as reflected in the Company’s financial statements.  Based on this condition, and in accordance with the provisions of Statement of Financial Accounting Standards Number 142, the Company recorded a non-cash expense for the impairment of its goodwill and other intangible assets of $5.5 million for the December 31, 2008 quarter.

SLIDE 7 – OPERATINGCASH FLOW YTD

This slide provides more detail on our operating cash flow.  We have already discussed the largest non-cash expense in our quarterly results which was the charge for impairment of goodwill and other intangible assets.  Taking into account the other non-cash expenses including depreciation and amortization as well as employee compensation and professional fees paid with equity, the net loss of $7.1 million for the first quarter of fiscal 2009 included $6.9 million of non-cash items.  This resulted in cash used in operations before working capital changes of just $225,000.

The slide compares this $225,000 cash use to approximately $57,000 cash provided for the comparable quarter of the prior fiscal year.  This unfavorable comparison is generally reflective of the reduction in gross margin shown on the previous slide as well as an increase in interest and other expenses.  However, I would like to point out two particular expense items affecting the current quarter totaling approximately $228,000 and particularly relevant when comparing the $225,000 cash use for this quarter to cash used by operations during the fourth quarter of fiscal 2008.  One is an increase in the expense for the accrual for unused employee vacation of $110,000, a seasonal variation caused by our policy requiring employees to minimize their unused vacation by the end of each fiscal year.  The other is another seasonal increase of approximately $118,000 in accounting fees due to an audit instead of a review, although related to the fourth quarter, actually occurring and being expensed during the subsequent first quarter.

SLIDE 8 – BALANCE SHEET SUMMARY

Turning to the balance sheet, as of December 31, 2008, we had approximately $615,000 in cash and the Company’s stockholders’ equity was approximately $21 million.  During the December 2008 quarter, all A-10 preferred stock converted to common shares except that some of the A-10, as well as additional cash we received of $200,000, was channeled into a new A-12 preferred transaction.  We also received $400,000 from our line of credit arrangement collateralized by accounts receivable.  With the Narrowstep acquisition, which Randy will discuss in more detail later in this call, we expect to further strengthen our cash position.

I would now like to turn it back over to Randy.

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SLIDE 9 – WEBCASTING RESULTS

SELMAN:  Thank you, Robert, for the overview of our fiscal 2009 first quarter operating results and financial position.

In the first quarter, we produced approximately 1,900 webcasts versus approximately 1,550 webcasts at an average revenue per webcast of $817 compared to $998 per webcast in the prior year first quarter.  Our customer base continues to expand including more Fortune 1000 corporations and an ever widening range of entertainment organizations and government agencies.  Our focus remains on increasing the average revenue per client by offering new services and increasing the number of video webcasts we produce.  Most of the 350 event increase was attributable to audio events with lower per-event costs than video events.  Therefore, although the average revenue for Webcasting declined from Q1 fiscal 2008 to Q1 fiscal 2009, the gross profit margin for all Webcasting revenues remained in excess of 70 percent for both periods.  In addition, we believe the revenue per webcast will increase slightly during the second fiscal quarter following some of our cost reduction initiatives.  In addition, we have begun to market both our Webcasting and Audio Conferencing services as a solution to reduce corporate communication costs and sales expenses for our clients which could result in improved performance during this economic slowdown.

SLIDE 10 – IENCODE

In January of last year, we introduced iEncode, a full-featured turnkey standalone Webcasting solution and subsequently released prototype units.  Based on feedback from 11 key test customers we are making several changes to improve the user interface and automate the setup and provisioning.  We expect to release this upgraded version in approximately one month.  In addition, we continue to make progress in developing European and Asian distribution agreements which will open sales channels for this innovative product overseas.

As a reminder, the iEncode version of Visual Webcaster is designed to operate inside a corporate LAN environment with both unicast - the ability to reach remote Internet viewers - and multicast - internal behind the corporate firewall capability.  iEncode enables our clients to instantly webcast to a virtually unlimited number of viewers through Onstream Media’s partnership with Akamai utilizing their content delivery network.  The iEncode appliance is also fully compatible with Onstream Media’s Digital Media Services Platform for archiving, intelligent indexing and retrieval.  We continue to expect that each iEncode user will utilize on average approximately $20,000 per year in webcast usage.  The appliance contains almost all of the required infrastructure and is client administered so there is very little or no corresponding cost associated with scaling the product.

SLIDE 11 – INFINITE CONFERENCING RESULTS

During the first quarter of 2009, Infinite recorded $1.76 million in gross revenues based on 57 business days in the quarter and an average of $30,566 per day.  For the first six weeks of the second quarter, average revenue per day is exceeding $32,800 per day.  And if that trend continues based on a 61-business day quarter, total revenue should be in excess of $2 million, an approximately $250,000 increase over the prior quarter.  As we mentioned in a previous press announcement, we increased our direct sales staff and as a result we expect to see substantial new business beginning in March and throughout the remainder of the fiscal year.  Soon, Infinite will introduce a new tool for collaboration and business oriented social interaction based around its webconferencing products.

SLIDE 12 – DIGITAL MEDIA SERVICES ACCOMPLISHMENTS

Our DMSP segment continues to grow.  We were at 149 clients, including 14 major clients, as of the end of the first quarter of fiscal 2008 and we expanded this to 268 clients as of September 30.  As of today, we have approximately 315 customers, including 18 majors.  We expect the DMSP customer base to continue to grow, especially as a result of our introduction and launch of Streaming Publisher, our latest upgrade to the DMSP platform. Streaming Publisher is designed to provide enhanced capabilities for advanced users such as publishers, media companies, and other content developers.  The new Streaming Publisher upgrade to the DMSP directly addresses the developing online video advertising market and includes features such as automated transcoding (the ability to convert media files into multiple file formats), player gallery (the ability to create various video players), as well as advanced permissioning, detailed usage reports, security and syndication features.  Uses of the basic Store and Stream version of the DMSP may easily upgrade to the Streaming Publisher for a higher monthly fee.

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SLIDE 13 - NARROWSTEP

Let me briefly touch on the Narrowstep transaction.  We continue to negotiate with the owners of Narrowstep to get the best possible deal for our shareholders.  We want to close this transaction so we can utilize the core technology to essentially round out our DMSP offering and benefit from Narrowstep’s other assets including cash.  As of this date, we are negotiating the merger agreement.  Once complete, we will file the revised documents with the SEC.  We anticipate a Narrowstep closing in Q2 or early Q3 fiscal 2009.  We will issue a press release at that time describing the revised terms and conditions as well as provide an update on the assets being acquired.

SLIDE 14 - OUTLOOK

Turning to our outlook, due to the economic situation, we are limited in the near-term guidance we can provide.  With the anticipated increase in revenues and the cost cuts I mentioned, positive cash flow should be attainable in the current or next fiscal quarter.  For the year, we expect sales and gross margin, in terms of dollars, to be higher for this year as a whole compared to fiscal 2008.  We expect SG&A costs to increase for fiscal 2009 versus 2008 but at a lesser percentage rate than sales and margins for the year as a whole excluding the impact of goodwill impairment.

SLIDE 15 – Q1 FISCAL 2009 CONFERENCE CALL Q& A

So, I would like to thank you all today for your time and attention.  And with the help of our operator, will now open it up for questions.

OPERATOR:  Thank you.  The floor is now open for questions.  If you do have a question, please press star one on your telephone keypad at this time.  Questions will be taken in the order they were received.  If you are using a speakerphone, we ask that while posting your question; you pick up your handset to provide (INAUDIBLE) sound quality.  If at any time your question has been answered, you can remove yourself from the queue by pressing pound.  Again, ladies and gentlemen, if you do have a question or comment please press star 1 on your telephone keypad at this time.  Please hold while we poll for questions.

Thank you.  Our first question comes from Jim Cone of Matrix Media.  Please state your question.

JIM CONE:  OK, hi, Randy.

SELMAN:  Hi, Jim, how are you?

CONE:  Well, come see, come saw.  Just, I got a couple of question.  Number one, we have a float of about 42 million shares, do you have any intention of doubling that float to 75 million shares?

SELMAN:  I would not, well, first of all our float is not quite 42, outstanding share count is about 43 million.  The float is probably about 10 or 11 million less than that.  We don’t have any intention of increasing that share count to 75 million for any particular reason other than we will be issuing some shares in the Narrowstep transaction and of course there are additional shares underlying options and warrants.  But there is no specific you know reason to increase that share count at this time.

CONE:  OK.  So the actual share count would then go from 43 million to what with the Narrowstep deal?

SELMAN:  We haven’t finalized the exact number of shares as of this moment.  As soon as we do, we will issue an announcement.

CONE:  OK.  Then, in September you had mentioned to us that you are going to release some information and again, in December you have mentioned that now that you have some of the work behind you, you are going to go to work for the shareholders and try to help our share price and I, you know the share price has been now at a all-time low kind of ended, it is just not right, Randy, this, the share price where it’s at, where it’s sitting, and would there be any possibility because we all know that this Company is worth a lot more than 17 cents a share more like a dollar a share, is there any possibility of selling the Company to appease your shareholders and make some money here?

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SELMAN:  Well, you know, Jim, at this point in time you are talking about one of the biggest economic downturns we have seen in the history of the country.  Selling assets at this point of time I would not think is a smart move.  Yes, we have seen the stock decline but so we have seen every stock in the stock market decline.  Unfortunately, micro-caps are hit harder than blue chips and the blue chips are down very substantially so.  You know, I can’t blame it all of course on the fact that the market conditions are bad, we also, although we have shown flat revenues quarter over quarter and in prior quarters where we didn’t even have as much revenues we had been with higher stock levels.  You know this is something that is going on in the market both in our sector and you know individually with the Company not really completely understanding why you know people don’t feel that this is a bargain at 17, 18, 20 cents, 50 cents or even a dollar based on the fact that you know we are at these revenue levels, we are producing some very interesting products.  And you know as we have mentioned on the call today, without you know unfortunately, a lot of this is based on the news flow, we know that the news flow has been you know pretty scarce because a lot of our larger clients don’t want us to announce them as clients, our resellers want to be the ones that are in the spotlight, not the guys behind the curtain and as far as you know revenue improvement you know we’ll start to see that in this quarter.  As I mentioned we are already seeing a pretty substantial growth in the conferencing division and you know in staying pretty well flat or with some minor growth in this economic situation I think is a pretty good thing you know I believe that as I said we should attain cash flow positive in this quarter, at the latest the following quarter but even if we don’t, it will be a very minimal difference so that we’re not going to burn through a lot of cash.  So we are in a pretty good position as a business.  If some of the catalysts we have been discussing finally come through, if the business continues, if the conferencing division continues to improve as it looks like it will do for this quarter you know we’ll be reporting a better growth, cash flow positive.  And I am hoping you know that people will realize what we have here.  If you break down the segments and look at our individual businesses there is a lot more value in these smaller pieces than there is in the overall Company right now.  If you all recall last year we have, sorry, in 2007, we acquired Infinite Conferencing, we paid approximately $18 million.  The industry trend right now says that those type of businesses right now are being sold in the 1.5 revenue level at approximately eight and change revenues that would afford one at about a $12 million to $13 million price just for the Infinite division alone.  On top of that, we have a positive cash flow Webcasting division and a positive cash flow EDNet division.  And of course, when you add in some of the losses of the Digital Media Services Platform which is the primary R&D cost that we have that obviously brings us down to the break even point.  But the truth of the matter is those individual divisions have a lot more value than the market’s giving us value in the whole Company.  So you know at some point in time, you know it’s going to rationalize and you know we’ll hopefully see this come back to normal levels.  In the meantime, I am concentrating on getting the Narrowstep deal done where we are working on a lot of improvements in the business.  We have done some cost cutting to bring our expenses in line with the revenues but we do expect that not only with the cost cuts and the increased revenue, you know we should start to generate cash you know as far as the stock price all I can do is keep you know keep improving the business, keep building on the revenue stream and hopefully sooner or later some buyers come in, beside sellers.

CONE:  Well, the recent investors are coming in to a 17 cents stock, Randy, I mean there is obvious reasons, number one, they are not confident because the board really isn’t purchasing or the CEO isn’t purchasing any stock, and number two, the management of the Company keep taking these huge raises under these financial straining situations.  And…

SELMAN:  Let me explain something to you there because that is totally wrong, OK?  We were able to buy some shares, none of the direct managers of this Company are wealthy people, we live paycheck to paycheck just like our employees do. OK, maybe our paychecks are a little bit larger than our employees but the money goes it is part of a living in a Florida environment but we do not take exorbitant salaries.  There was an accounting modification this quarter based on some new SEC guidelines that said that we have to show all of the costs for all of our options and anything else that we receive in compensation at its full value and show in the table versus an option that has really no value when it is completely three or four times out of the money.  So those increased numbers that you saw in the K were not increases in salary.  Our salaries have, maybe year-over-year have gone up in the average somewhere between $15,000 and $20,000 which is a cost of living increase basically.  We have not taken any kind of exorbitant change and we have been paid these salaries for several years.  But this management team, and I will stand by this, has taken every sacrifice over the years that we’ve had to.  We’ve gone without pay, we’ve gone with lower paychecks when we had to so when the time comes, we will make those changes.  And recently, we’ve made some changes and we intend that if we don’t turn cash flow positive, we’ll make further changes including reduction of our own salaries.  So don’t make it sound like we’ve been increasing our numbers despite of reduction.  We’ve increased revenue year-over-year by almost 46 percent and we took a measly 5 percent increase across the board throughout the Company.

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OPERATOR:  Thank you.  Our next question comes from Frank Bua of Grant Bettingen.  Please state your question.

FRANK BUA:  Randy, how are you?  I’m formally Basic Investors you know with the Gary.  So I’ve spoke with you a number of times before.

SELMAN:  Frank, I remember.

BUA:  How are you doing?  Just one question, this Narrowstep deal has taken a long time.  Would you consider any other company that does the same thing that they do?

SELMAN:  Well, the reason the Narrowstep transaction has taken such a long time is because it’s been a moving target.  And any time you know you’ve got a series of assets that are constantly changing in the middle of the process and then you’re dealing with you know SEC approvals and you know other regulatory approvals you know you don’t have control over the timing and then more time goes by and the asset changes again.  And when this thing continuously happens, there’s several renegotiations.  Fortunately, every time there is a renegotiation there is a new submittal, a new requirement to go back to the SEC for approval.  And unfortunately, and both Narrowstep and Onstream have been struggling with this since May, you know it’s just been a real issue but we are finally getting to the end goal here, we believe, and we should be able to put this thing to bed very quickly now.  You know the assets are where they are.  They’re not going to go any further.  They are what they are as far as both companies have agreed.  We are going to finalize and conclude a revised merger agreement although we are still finalizing details on that.  But we will have that done very very quickly.  And then we will get the S-4 proxy refiled and hopefully we’ll have a quick run through the SEC and get this thing to the shareholders on the Narrowstep side as quickly as possible so we can conclude it finally.  I mean, the benefit is that the technology is still very good.  There is cash that we’ll get as a result of the transaction and there’s some very other important assets such as infrastructure that we’ll get out of the deal that we feel is still a well, it’s still a good deal for the shareholders of Onstream.

BUA:  That’s television on the Internet, that’s their main thing, is that correct?

SELMAN:  Yes.  IPTV is the buzz word on the web but the technology that we are looking for really enhances the DMSP with several features.  Obviously, one being the ability to provide that continuous stream, television-like broadcast but there’s also some very, very high quality monetization technologies.  They’ve got a pay-per-view and ad insertion and several other really key core technologies that we are paying third parties substantial money for that we will be able to eliminate.  And as well this technology is some of the best we have seen in the market so to the extent to answer your other question is there somebody else with this technology, there may be some that are similar but we still think that this is a better fit for us.

BUA:  There is, that I know of, and it’s a private company and I am not sure if you know about them or not and that is why I asked the question.

SELMAN:  You’ve gotta be very careful because a lot of things are similar but they’re really not the same, OK?

BUA:  Well, OK.  I will talk you about it another time, I guess.

SELMAN:  No problem.

BUA:  Thanks a lot, Randy.

SELMAN:  You’re welcome.

OPERATOR:  Our next question comes from Fred Milligan of Sanders Morris.  Please state your question.

FRED MILLIGAN:  Hi, Randy.

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SELMAN:  Hi, Fred, how are you?

MILLIGAN:  Good.  Hey, the last quarter, did you talk about a cash flow, a positive cash flow in the second half or was it in the, after this quarter?

SELMAN:  In that quarter we said that we believe that for the year, we will be cash flow positive.  I wasn’t absolutely giving guidance for a specific quarter.

MILLIGAN: OK.

SELMAN:  We believe we are at the turn around point.  I mean, like I said, we have made cost reductions, substantial cost reductions that should bring us in line and we do anticipate just you know I gave one guidance which is the most visible one which is the Infinite Conferencing group where we are looking at at least a $250,000 improvement quarter-over-quarter.  And that should continue.  And specially with Scott Lee and the direct sales team in Infinite on board now and starting to really bring some pretty good resellers to the table, and as I mentioned I think it was like seven new ones, we should start to see you know even more rapid growth than a seasonal improvement but you also heard that the monthly or daily rate of revenue dollars per day has increased pretty nicely as well.  So with those things in place, we should get there.  I can’t you know today say absolutely second quarter.  I’m feeling pretty good but I can certainly state we are not going to be off by much if we’re not if we aren’t cash flow positive.

MILLIGAN:  So, OK, but for the year you expect to be cash flow positive?

SELMAN:  Yes, I believe the second half is where we are really going to start to see some upward revenue growth.  So that’ll offset anything that happens or doesn’t happen in the first quarter.

MILLIGAN:  OK, so where is the reduction right now?  I mean, is that your feeling?

SELMAN:  Where is the redu  – I am sorry, I do not understand it.

MILLIGAN:  Well, basically, I mean, you are sounding not as enthusiastic in terms of what can happen.

SELMAN:  I am not …

MILLIGAN:  More cautious.  (Inaudible) the way you are expressing I guess.

SELMAN:  Yes, I am only, I am only cautious, Fred, because of the economic downturn.  Nobody can be 100 percent you know optimistic in this market.

MILLIGAN:  OK, but that’s an observation but are you experiencing any part of that?

SELMAN:  Oh, as I said, there is no impact as of yet to (INAUDIBLE) as an operation.  The most significant reason why we are flat to last quarter was the seasonal difference you know when you’ve got you know substantially less business days in a quarter, that affects conferencing, webconferencing and webcasting revenues are three primary businesses.  The subscription revenues are certainly not affected by that because the DMSP as you saw was up nicely.  But the event based business that’s a daily rate, those are the businesses that are affected.  So when you have a quarter with more days, obviously higher revenues.  But you can also see in the numbers that I gave you that the daily rate is also increasing in the conferencing division itself.

MILLIGAN:  OK.  Narrowstep, are there people from Narrowstep coming on board?

SELMAN:  Some of them are.

MILLIGAN:  Some of them are?

SELMAN: In fact, most of the ones that are currently in place in the company will be on board.  I believe there’s only a few reductions from where it is right now.

9

MILLIGAN:  OK.  Well, if this is a moving target, are you sure you want all of those people?

SELMAN:  Well, again, it’s down to a pretty minimal number of …. now we want you know obviously to continue the development of the products so we need the engineers and we want to continue the operation so that we can service the customer base.  So the critical employees of those two groups are the ones that are coming on board.

MILLIGAN:  OK.  All right, thanks.

SELMAN:  You’re welcome, Fred.

OPERATOR:  Our next question comes from Michael Potter of Monarch Capital.  Please state your question.

MICHAEL POTTER:  Just a few questions.  On the …. you mentioned the reduction in business days, Randy, what were the number of business days for Q1 of 09 versus Q1 of 08?

SELMAN:  There were 57 in that quarter and there were 61 in the current quarter.  There is 61 in the current quarter.

POTTER:  I am sorry.  So there were 57 in Q1 of 09 and 61 in Q1 of 08?

SELMAN:  I’m sorry.  It’s the other way around.  In Q1 of 09 there is going to be, 57, I am sorry, there was 57 in Q1.  I do not know the number for Q08.  We did not, we gave that as a guidance number.  I didn’t compare it back to last year.

POTTER:  But you said there was a substantial reduction in the number of business days.

SELMAN:  Compared to the current quarter we are in now.  That was a guidance number I gave.  In other words, from last quarter to the current quarter so that I could show that the number, the dollars of revenue that we are going to generate in the current quarter will be substantial.  In fact, I gave a number of 250,000 higher than the prior quarter.

POTTER:  So you’re comping it versus Q2 of 09 not versus Q1 of 2008?

SELMAN:  Right.  I am saying that if that trend continues we will see that type of revenue and it looks very good cause not only is the trend continuing but the dollar rate per day is actually increasing.

POTTER:  I see.  How much has been spent on trying to get this Narrowstep transaction closed so far?

SELMAN:  I would say between legal and accounting fees, Robert is looking it up right now, we are in the ballpark of probably about 400 thousand (INAUDIBLE) …

TOMLINSON:  (INAUDIBLE) in the neighborhood, I was going to …

SELMAN:  The last report I saw it was in that neighborhood.  Do you have the (INAUDIBLE).

TOMLINSON:  Yes, the number is 400 … as of December 31 we’ve capitalized 462,000 of cost - acquisition related cost.

POTTER:  Wow.  And we’re still not closed and we are still going to be, I’m assuming, expensing another couple of hundred thousand by the time this thing closes if it does close?

SELMAN:  I don’t think it’s quite that much more but there will be a little bit more cash spent.  And we are at the point now where there is just some revisions, some final documents and then of course the filing of the S-4 and the Narrowstep shareholder vote so maybe another 50-60 thousand dollars.

POTTER:  OK.  I just want to follow up with the first caller from Matrix and with regards to the compensation, Randy; you have five people in this company that had compensation last year of over $400,000.

10

SELMAN:  Again, that’s not true, OK?  That compensation, OK, so I am going to pay your salary, Mike, in $1.50 and $1.75 options that have a current value of $141,000 and that we have to show that as  part of inside our compensation arrangement.  If you deduct that the true value was about $260,000 to $270,000 annual salary.

POTTER:  Randy, if we take out the options, we have cash compensation of about $300,000 for the service (INAUDIBLE) you which for a company of this size …

SELMAN:  That is not true again.

POTTER:  I am looking at the proxy, Randy.

SELMAN:  We’re going to get the table and we’re going to give you the exact break down but there are part of those that compensation includes medical and other things that are not cash, OK?  We all have to have health insurance; we have deferred compensation programs that we’ve had in place for 8 or 10 years now, nothing substantial …

POTTER:  But that’s all part of your compensation, Randy.  You know, regardless, the compensation structure is way out of whack for this company.  Shareholders, let me finish, the shareholders have gotten absolutely annihilated under this management team, OK?  Now we could use the excuses, the excuse of the economy over the past year, but this has been going on and we have been trending in this direction for a few years now and there needs to be a significant reduction, not just in staff, but there needs to be a significant reduction in the compensation and if that means some of the management leaves so be it.  If that means the board needs to wake up though and realize that the shareholders are not being looked out for right now.

SELMAN:  OK, Mike.

OPERATION:  Thank you.  Our next question comes from Anthony Marchese with Insiders Trend Fund.  Please state your question.

ANTHONY MARCHESE:  Oh, hi.  The issue I have is you know Randy to get back to the insider or lack thereof of insider buy.  I understand that the management team may live, I am not going to say paycheck to paycheck, but certainly you know not a lot of disposable income but the board of directors are certainly are not in that ball park, I don’t know their personal financial situation but all I am saying is if you want to restore confidence in the stock without putting out elaborate press releases or information and you pointed it out, Randy, I cannot put out information because my clients do not want us to disclose their name, fine.  But if at 17, 20, 25 cents, the board and or management doesn’t buy stock then it says something about the faith you know that insiders have in the Company - now you can say we do not have the money to do it, I understand that, not everybody doesn’t have the money to do it.  I just thought that hard to believe.  You know as economic people we are not getting into a discourse on you know philosophy, being economic people, when people see the opportunity to make money, they take advantage of it and all I am going to say is at 17 cents if no one is buying stock you know or at least not even one person, it says something about you know the faith in the Company and you can say it does not but you know the reality is that I think most of us on this call would agree on that, Randy.

SELMAN:  Well, I think that in some cases it is correct and in most cases it is not.  I have run public companies since 1985 on, I have watched stocks run to $46, I have watched stocks dropped to seven cents, nothing ever had anything to do with the insiders buying the stock, it has to do with market conditions and the people that are buying and selling the stock in the market.  My job is not to buy my stock.  My job is to run a business, OK?  I am going to put it to rest today, guys, you know.  If you don’t like this management team, get rid of us but I believe that you are, you actually have a stock today because of this management team. We would have been long gone, the Company would be long gone without this team.  I have broken my back raising capital to keep this business in its current position, I have done everything I can as a CEO to maintain the business and to grow it.  And today, you have a business doing almost $20 million in revenues on a verge of cash flow positive with a product line that is unsurpassed in the industry and somebody soon will recognize it.  And if the stock market does not recognize it before some major corporation does and we all get to sell this thing in a multiple dollars per share, you are all going to say, “Well, that Randy was right.”

11

Today, yes, I agree, things look pretty grim but look at what we have done, look at what is still here.  You are all arguing about a stock price.  You are all wealthy investors if you own large positions in Onstream - buy more, OK?  Do not tell me I have to take a pay cut because I am working harder than all of you, OK?  And I can tell you my staff - every one of us is essential to the future of this Company.  Lay one off or terminate one and see what happens to our marketing or our ability to do mergers and acquisitions which you know is a good part of our business or look at what happens to the operations or see what happens when we run out of capital and then have to do a financing you know with a 10 cent share price.  You know we have been able to keep this thing alive, we have been able to grow it under very very serious conditions here.  We now have a business that is ready for primetime and now you guys want to pull the plug?  I mean, this is not, this is not the direction to be venting your anger.  We have been busting our butts, believe me.  Where we need to see some action is in the shareholders who have positions that need to now you know come on board with the management, take a look at what we have developed, look at our products and services, look at the client base that we have accomplished here and decide that you have some faith in this and to join us and help us build the stock value right now because we are doing the things that are right.  Don’t ask us to come and buy the stock, we are not the wealthy people here; we are the work horses around here.

OPERATOR:  Thank you.  With no further questions, I would like to turn the call back over to Randy Selman.

SELMAN:  All right.  Thank you, I am sorry I am venting back at you, you are my shareholders and I am doing everything I can to create value for this Company.  You know give us a little more time, we will prove that these products are terrific now, that our engineers in our account that have developed these products have built you know an essential product line that we believe are really going to scale during 2009 and despite the economic downturn, we are holding our own and we believe that we are going to grow this Company during 2009 and along with that the equity.  And I give you my word that I will do everything I can to increase shareholder value this year.  And if I have to take a substantial reduction or my staff, we’re all willing to do so, we have done it several times in the past, to keep this Company going and keep it alive and we are not adverse to that and again, we have the same benefit as you do, we are all shareholders looking for the up side.  And like I said if the market does not find that up side but some major corporation does someday down the road, and hopefully in the short-term we are all going to benefit from it if we stay the course.  Thank you for joining me today.  I look forward to a much more positive conference call in the coming quarter.

OPERATOR:  Thank you.  This does conclude today’s teleconference.  We thank you for you participation.  You may disconnect your lines at this time and have a great day.

END

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Onstream MEDIA

# Q1 Fiscal 2009 Conference Call

Onstream MEDIA

# Q1 Fiscal 2009 Highlights and Agenda

- **Financial Review**
  - ✓ Expense reduction initiative implemented in February 2009
  - ✓ Gross Margin Percentage increased (as compared to Q4 FY08)
  - ✓ Net Loss (excluding impact of impairment charge) narrowed on flat revenue (as compared to Q1 FY08)
- **New Business**
  - ✓ State Governments
  - ✓ Commercial Clients
  - ✓ Resellers (Webcasting and Conferencing)
  - ✓ iEncode

Onstream MEDIA

# Comparative Revenues – Q1 FY 2009

| | Three Months Ended 12/31/08 | Three Months Ended 12/31/07 | Increase (Decrease) | % Increase (Decrease) |
|---|---|---|---|---|
| Infinite Conferencing | $ 1,756,969 | $ 1,779,674 | $ (22,705) | (1.3)% |
| Network Usage | 541,740 | 627,961 | (86,221) | (13.7)% |
| Network Equipment | 40,017 | 53,124 | (13,107) | (24.7)% |
| AUDIO & WEB CONFERENCING | 2,338,726 | 2,460,759 | (122,033) | (5.0)% |
| Smart Encoding - Hosting | 176,786 | 113,995 | 62,791 | 55.1% |
| DMSP | 220,589 | 113,896 | 106,693 | 93.7% |
| Auction Video | -- | 44,085 | (44,085) | (100.0)% |
| Webcasting | 1,564,188 | 1,597,449 | (33,261) | (2.1)% |
| Smart Encoding (excl hosting) | 49,283 | 89,518 | (40,235) | (44.9)% |
| Travel production/ distribution | 29,625 | 32,605 | (2,980) | (9.1)% |
| DIGITAL MEDIA SERVICES | 2,040,471 | 1,991,548 | 48,923 | 2.5% |
| TOTAL REVENUE | $ 4,379,197 | $ 4,452,307 | $ (73,110) | (1.6)% |

Onstream MEDIA

# Comparative Performance – Q1 FY 2009

| | Three Months Ended 12/31/08 | Three Months Ended 12/31/07 | Increase (Decrease) | % Increase (Decrease) |
|---|---|---|---|---|
| Revenue | $ 4,379,197 | $ 4,452,307 | $ ( 73,110) | (1.6)% |
| Gross Margin | $ 2,966,320 | $ 3,118,770 | $ (152,450) | (4.9)% |
| Gross Margin %age | 67.7% | 70.0% | (2.3) | (3.3)% |
| Cash (Used in) Provided by Operations, Before Changes in Working Capital | $(225,030) | $ 56,995 | $ (282,025) | (494.8)% |
| Net Loss | $ 7,145,397 | $ 1,708,550 | $5,436,847 | 318.2% |
| Net Loss Per Common Share | $0.17 | $0.04 | $0.13 | 325.0% |
| Weighted Average Shares Outstanding | 42,753,030 | 42,132,382 | 620,648 | 1.5% |

Onstream MEDIA

# Operating Cash Flow YTD

| | Three Months Ended 12/31/08 | Three Months Ended 12/31/07 |
|---|---|---|
| Net Loss | ( 7,145,397) | (1,708,550) |
| Non-Cash Items: | | |
| Impairment Loss on Goodwill | 5,500,000 | - |
| Depreciation/Amortization | 1,093,376 | 1,041,308 |
| Employee Compensation | 178,725 | 359,868 |
| Professional Fees | 109,557 | 369,607 |
| Other | 38,709 | ( 5,238) |
| Total Non-Cash Items | 6,920,367 | 1,765,545 |
| Cash (Used in) Provided by Operations, Before Working Capital Changes | $ (225,030) | $ 56,995 |

Onstream MEDIA

# Balance Sheet Summary

- **Cash of approximately $615,000 at Dec 31, 2008**
- **Stockholder's equity of $21.0 million at Dec 31, 2008**
- **Funding from two primary sources during Q1 FY 2009**

✓ **$200,000 in gross cash proceeds from sale of Series A-12 Preferred**

✓ **$400,000 from line of credit arrangement collateralized by accounts receivable**

- **Cash expected from Narrowstep transaction**

Onstream MEDIA

# Webcasting Results

- Performed approx. 1,900 webcasts Q1 FY 2009 vs. approx. 1,550 webcasts for Q1 FY 2008
- Average revenue per webcast event decreased to approximately $817 in Q1 FY 2009 vs. approximately $998 for Q1 FY 2008
- Most of 350 event increase attributable to audio events with lower per-event costs than video events
- Economic downturn could positively affect webcasting and web and audio conferencing usage.  Strategy to help customers reduce travel and communications costs.

Onstream MEDIA

# iEncode

- **iEncode Feedback and Upgrade**
  - ✓ 11 key customers providing beta test and feedback
  - ✓ Upgrades to User Interface and Setup in Development
  - ✓ New release scheduled for March 2009
  - ✓ Developing Global Distribution Channel

- **iEncode™ Provides:**
  - ✓ The flexibility to instantly produce webcasts from within a clients own network
  - ✓ Controlled by a clients own personnel
  - ✓ A wide-range of features offered by Onstream Media's proprietary Visual Webcaster platform and DMSP
  - ✓ A recurring revenue stream of more than $20,000 per year per client

Onstream MEDIA

# Infinite Conferencing Results

- First Quarter Revenue:
  $30,556 average per day, 57 biz days = $1.76 MM
- Second Quarter Revenue (estimated):
  $32,800 average per day, 61 biz days = $2.0 MM
- Expected growth to exceed $250,000 for Q2
- Several new resellers
- New collaboration and business oriented social interaction tool

Onstream MEDIA

# Digital Media Services Accomplishments

- **Growing DMSP Customer base**
  - ✓Approximately 149 Clients as of 12/31/07
  - ✓Approximately 295 Clients as of 12/31/08
  - ✓*More than 315 Clients to date*

- **Introducing -- Streaming Publisher**
  - ✓Enhanced capabilities
  - ✓New markets such as publishers, media companies and other content developers
  - ✓Higher monthly fee than "Store and Stream" version of DMSP

Onstream MEDIA

Narrowstep

Narrowstep™ the tv on the internet company

- Currently negotiating Merger Agreement, which negotiations may result in changes to other terms of the transaction.
- Transaction benefits include technology and other assets including cash
- Anticipated Narrowstep Closing in Q2 or early Q3 FY 2009

Onstream MEDIA

# Outlook

- Expect sales and margin (in dollars) to be higher for fiscal 2009 (for year as a whole) versus fiscal 2008

Onstream MEDIA

Onstream MEDIA

# Q1 Fiscal 2009 Conference Call
# Q & A

# Thank You

Onstream MEDIA